SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No     ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 16, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD	David Pasquale
+886-6-507-7712	+646-536-7006
s.k._chen@chipmos.com.tw	dpasquale@theruthgroup.com

ChipMOS AND ProMOS EXTEND LONG-TERM AGREEMENT

Hsinchu, Taiwan, March 16 , 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq:IMOS) announced today that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), extended the duration of an agreement with ProMOS Technologies Inc. (“ProMOS”) under which ChipMOS Taiwan reserves capacity for IC assembly and testing services for ProMOS and under which ProMOS committed to place orders in the amount of the reserved capacity until the end of 2009. The two companies have worked together since 2003.

ChipMOS has previously provided memory IC testing services to ProMOS mainly for DRAM, which includes 128Mb/256Mb DRAM , 256Mb/512Mb DDR DRAM and DDR II DRAM, employing ChipMOS’s existing Advantest testing equipment.

S.J. Cheng, chairman and chief executive officer of ChipMOS, said: “ProMOS is a global leader in the memory market and an important strategic customer to ChipMOS. We are pleased to extend this mutually beneficial partnership and we remain committed to providing the vertically integrated testing and assembly services that have made our relationship such a success.”

About ProMOS Technologies Inc.

ProMOS Technologies was founded in December 1996. It manufactures high-performance and high-density commodity DRAMs and other niche memory products, including pseudo-SRAM and low power SDRAM. ProMOS applies the leading-edge technologies for advanced memory products and is noted in global DRAM industry for its outstanding performance in manufacturing excellence and technology advancement. Its 12-inch (300 mm) fab is one of the world’s leading 12-inch DRAM fabs in volume production.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.